UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-27403
CUSIP NUMBER 88674J 108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tigrent Inc.
Full Name of Registrant

Whitney Information Network, Inc.
Former Name if Applicable

1612 East Cape Coral Parkway
Address of Principal Executive Office (Street and Number)

Cape Coral, Florida 33904
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2010, the Company entered into a letter of intent (“Letter Agreement”) with Rich Global, LLC and Rich Dad Operating Company, LLC to amend and restructure the agreements pursuant to which the Company licenses and operates under the Rich Dad brand, which represented 83.1% of its revenue in 2009.

As a consequence of the effort dedicated to complete the Letter Agreement, the Company has experienced a delay in completing its financial statements for its fiscal year ended December 31, 2009.  Such delay could not be eliminated by the Company without unreasonable effort and expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K no later than the fifteen calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Anne M. Donoho	(239)	542-0643
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tigrent Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ Anne M. Donoho
Anne M. Donoho
Chief Financial Officer

The statements of operations included in the financial statements to be attached to the Form 10-K to which this Notice of Late Filing on Form 12b-25 relates will reflect certain significant changes in the Company’s results of operations for the fiscal year ended December 31, 2009 (“2009”) compared to the fiscal year ended December 31, 2008 (“2008”).

The Company had a difficult operating year in 2009 despite significantly higher consolidated net income compared with 2008. The Company expects to report consolidated income of approximately $9.6 million in 2009 compared to $0.6 million in 2008, an increase $9.0 million. The 2009 net income was impacted by $18.4 million of net RDE real estate course breakage operating income that we were able to recognize upon establishing historical trends of course attendance after contract expiration. Revenue recognized on course breakage does not impact cash flow.

The difficult economic environment, tightening in the credit markets which limited accessibility to funding for our customers and decreased sales of our Rich Dad products all contributed to negative unrestricted cash outflow of $12.8 million.  In addition, a Company litigation settlement related to a non-core asset located in Costa Rica and costs related to that settlement negatively impacted our cash position and results of operations.

The Company’s estimates of its operating results for fiscal 2009 contained in this Form 12b-25 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company finalizes its financial statements for fiscal 2009. The Company’s actual results of operation may differ significantly from the estimates contained herein.

Forward Looking Statements

Some of the statements in this Form 12b-25 Filing, including those that contain the words “expect,” anticipate,” “believes,” and “estimates,” and other similar expressions, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements or those of its industry to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Among the factors that could cause actual results, performance or achievement to differ materially from those described or implied in the forward-looking statements, include but are not limited to the risks that additional or new information may arise during the Company's completion of its audit for fiscal 2009 which causes the Company  to revise or change the estimates contained in this Form 12b-25 Filing or any other subsequent information which impacts the estimated results reported in this Form 12b-25 Filing, including the review of the Company's financial statements by the Company's independent auditors or Audit Committee, any errors or mistakes that were made in preparing any of the Company's financial statements or any other events that would require the Company to make adjustments to its financial statements for fiscal 2009, fiscal 2008 or any prior periods

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).